Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Six Months Ended		Fiscal Year
	May 31, 2007	May 31, 2006(1)	May 31, 2007	May 31, 2006(1)	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes (2)	$3,874	$2,863	$7,721	$5,274	$10,803	$7,342	$6,810	$6,155	$4,862
Add: Fixed charges, net	16,062	10,006	29,595	19,510	42,115	24,637	14,870	12,856	12,686

Income before income taxes and fixed charges, net	$19,936	$12,869	$37,316	$24,784	$52,918	$31,979	$21,680	$19,011	$17,548

Fixed Charges:
Total interest expense	$16,007	$9,965	$29,492	$19,426	$41,937	$24,425	$14,706	$12,693	$12,513
Interest factor in rents	55	41	103	84	178	212	164	163	173
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	45	154	87

Total fixed charges	$16,062	$10,006	$29,595	$19,510	$42,115	$24,637	$14,915	$13,010	$12,773

Ratio of earnings to fixed charges	1.2	1.3	1.3	1.3	1.3	1.3	1.5	1.5	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income before income taxes (2)	$3,874	$2,863	$7,721	$5,274	$10,803	$7,342	$6,810	$6,155	$4,862
Add: Fixed charges, net	16,062	10,006	29,595	19,510	42,115	24,637	14,870	12,856	12,686

Income before income taxes and fixed charges, net	$19,936	$12,869	$37,316	$24,784	$52,918	$31,979	$21,680	$19,011	$17,548

Fixed Charges:
Total interest expense	$16,007	$9,965	$29,492	$19,426	$41,937	$24,425	$14,706	$12,693	$12,513
Interest factor in rents	55	41	103	84	178	212	164	163	173
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	45	154	87
Preferred stock dividends	17	—	34	—	19	—	—	—	—

Total fixed charges and preferred stock dividends	$16,079	$10,006	$29,629	$19,510	$42,134	$24,637	$14,915	$13,010	$12,773

Ratio of earnings to fixed charges and preferred stock dividends	1.2	1.3	1.3	1.3	1.3	1.3	1.5	1.5	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations, cumulative effect of accounting change (net) and income (loss) from investments accounted for under the equity method of accounting.

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.